Exhibit 3.1

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BYLAWS

OF

ADITXT, INC.

a Delaware Corporation

Pursuant to resolutions of the Board of Directors (the “Board”) of Aditxt, Inc. a Delaware corporation (the “Company”) adopted by the Board on July 8, 2022 and in accordance with the authority provided to the directors pursuant to Article X of the Company’s Amended and Restated Bylaws (the “Bylaws”):

1.	Article II, Section 2.8 of the Bylaws is amended and restated in its entirety as follows as of July 9, 2022 (the “Effective Time”):

“Section 2.8. Quorum. Unless otherwise provided by law, the Certificate or these Bylaws, the holders of thirty-three and one-third percent (33 and 1/3%) in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.”

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting secretary of Aditxt, Inc., a Delaware corporation; and

2. That the foregoing Amendment No. 1 to the Amended and Restated Bylaws, was duly adopted by the Board of Directors of said Company on July 8, 2022.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said Company as of July 8, 2022.

/s/ Amro Albanna
Amro Albanna